B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2020
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	2020	2019

Gold revenue	$380,298	$263,982

Cost of sales
Production costs	(91,556)	(92,837)
Depreciation and depletion	(70,612)	(60,631)
Royalties and production taxes	(25,731)	(17,954)
Total cost of sales	(187,899)	(171,422)

Gross profit	192,399	92,560

General and administrative	(10,188)	(14,786)
Share-based payments (Note 10)	(3,647)	(3,982)
Community relations	(3,734)	(678)
Foreign exchange (losses) gains	(1,232)	1,326
Share of income of associate	6,400	—
Other	(573)	(297)
Operating income	179,425	74,143

Interest and financing expense	(4,517)	(7,439)
(Losses) gains on derivative instruments	(14,842)	6,246
Other	(179)	(66)
Income from continuing operations before taxes	159,887	72,884

Current income tax, withholding and other taxes (Note 14)	(63,470)	(25,569)
Deferred income tax expense (Note 14)	(13,409)	(12,070)
Net income from continuing operations	83,008	35,245

Loss from discontinued operations attributable to shareholders of the Company (Note 4)	—	(8,722)
Net income for the period	$83,008	$26,523

Attributable to:
Shareholders of the Company	$72,287	$22,295
Non-controlling interests (Note 11)	10,721	4,228
Net income for the period	$83,008	$26,523

Earnings per share from continuing operations (attributable to shareholders of the Company) (Note 10)
Basic	$0.07	$0.03
Diluted	$0.07	$0.03

Earnings per share (attributable to shareholders of the Company) (Note 10)
Basic	$0.07	$0.02
Diluted	$0.07	$0.02

Weighted average number of common shares outstanding (in thousands) (Note 10)
Basic	1,035,032	1,001,410
Diluted	1,047,943	1,015,484
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2020	2019

Net income for the period	$83,008	$26,523

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Unrealized (loss) gain on investment	(751)	669
Other comprehensive (loss) income for the period	(751)	669
Total comprehensive income for the period	$82,257	$27,192

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(751)	$669
Non-controlling interests	—	—
	$(751)	$669

Total comprehensive income attributable to:
Shareholders of the Company	$71,536	$22,964
Non-controlling interests	10,721	4,228
	$82,257	$27,192

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2020	2019
Operating activities
Net income from continuing operations for the period	$83,008	$35,245
Mine restoration provisions settled	(189)	(124)
Non-cash charges, net (Note 15)	104,529	57,023
Changes in non-cash working capital (Note 15)	31,743	(5,107)
Changes in long-term value added tax receivables	(2,878)	(1,839)
Cash provided by operating activities of continuing operations	216,213	85,198
Cash provided by operating activities of discontinued operations	—	1,221
Cash provided by operating activities	216,213	86,419

Financing activities
Repayment of revolving credit facility (Note 9)	(25,000)	—
Repayment of equipment loan facilities (Note 9)	(10,796)	(2,312)
Interest and commitment fees paid	(3,776)	(5,770)
Common shares issued for cash on exercise of stock options (Note 10)	16,344	21,165
Dividends paid	(10,368)	—
Principal payments on lease arrangements (Note 9)	(829)	(757)
Restricted cash movement	2,104	(856)
Cash (used) provided by financing activities of continuing operations	(32,321)	11,470
Cash used by financing activities of discontinued operations	—	(184)
Cash (used) provided by financing activities	(32,321)	11,286

Investing activities
Expenditures on mining interests:
Fekola Mine	(74,133)	(21,284)
Masbate Mine	(4,761)	(8,444)
Otjikoto Mine	(11,732)	(7,282)
Gramalote Project	(12,678)	(1,188)
Other exploration and development (Note 15)	(9,364)	(6,621)
Other	(17)	(151)
Cash used by investing activities of continuing operations	(112,685)	(44,970)
Cash used by investing activities of discontinued operations	—	(13,527)
Cash used by investing activities	(112,685)	(58,497)

Increase in cash and cash equivalents	71,207	39,208

Effect of exchange rate changes on cash and cash equivalents	(3,864)	(377)
Cash and cash equivalents, beginning of period	140,596	102,752
Less cash associated with discontinued operations, end of period	—	(12,150)
Cash and cash equivalents, end of period	$207,939	$129,433

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at March 31, 2020	As at December 31, 2019
Assets
Current
Cash and cash equivalents	$207,939	$140,596
Accounts receivable, prepaids and other (Note 5)	21,088	37,890
Value-added and other tax receivables	10,605	11,070
Inventories (Note 6)	238,293	217,923
Assets classified as held for sale (Note 7)	22,701	22,021
	500,626	429,500

Value-added tax receivables	27,701	25,153
Mining interests (Note 7 and Note 18 - Schedules)
Owned by subsidiaries	2,078,130	2,046,731
Investments in joint ventures and associates	149,814	130,736
Other assets (Note 8)	60,158	49,615
Deferred income taxes	—	1,336
	$2,816,429	$2,683,071
Liabilities
Current
Accounts payable and accrued liabilities	$80,792	$83,370
Current income and other taxes payable	95,766	53,396
Current portion of long-term debt (Note 9)	22,033	26,030
Current portion of derivative instruments at fair value (Note 12)	11,144	1,909
Other current liabilities	3,191	357
	212,926	165,062

Long-term debt (Note 9)	202,976	235,821
Mine restoration provisions	89,004	75,419
Deferred income taxes	157,663	145,590
Employee benefits obligation	5,270	4,736
Other long-term liabilities	6,351	4,791
	674,190	631,419
Equity
Shareholders’ equity
Share capital (Note 10)
Issued: 1,036,898,469 common shares (Dec 31, 2019 – 1,030,399,987)	2,361,451	2,339,874
Contributed surplus	53,666	56,685
Accumulated other comprehensive loss	(145,822)	(145,071)
Deficit	(198,393)	(261,245)
	2,070,902	1,990,243
Non-controlling interests (Note 11)	71,337	61,409
	2,142,239	2,051,652
	$2,816,429	$2,683,071

Commitments (Note 17)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

Net income for the period	—	—	—	—	72,287	10,721	83,008
Dividends paid (Note 10)	—	—	—	—	(10,368)	—	(10,368)
Unrealised loss on investments	—	—	—	(751)	—	—	(751)
Shares issued on exercise of stock options (Note 10)	6,498	14,844	—	—	—	—	14,844
Interest on loan to non-controlling interest	—	—	—	—	933	(793)	140
Share-based payments (Note 10)	—	—	3,714	—	—	—	3,714
Transfer to share capital on exercise of stock options	—	6,733	(6,733)	—	—	—	—

Balance at March 31, 2020	1,036,898	$2,361,451	$53,666	$(145,822)	$(198,393)	$71,337	$2,142,239

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

Net income for the period	—	—	—	—	22,295	4,228	26,523
Unrealised gain on investments	—	—	—	669	—	—	669
Shares issued on exercise of stock options (Note 10)	10,126	19,801	—	—	—	—	19,801
Interest on loan to non-controlling interest	—	—	—	—	858	(728)	130
Share-based payments (Note 10)	—	—	5,341	—	—	—	5,341
Transfer to share capital on exercise of stock options	—	8,314	(8,314)	—	—	—	—

Balance at March 31, 2019	1,004,748	$2,262,165	$67,916	$(145,484)	$(524,686)	$45,406	$1,705,317

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (one in Mali, one in the Philippines and one in Namibia). The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up to October 14, 2019, the Company operated two additional mines in Nicaragua - La Libertad and El Limon mines (see Note 4). The Company also has a 48.3% joint venture interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.
B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 5, 2020.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. In addition to those reported in the 2019 annual consolidated financial statements, the following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. Changes related to these could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its Mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs, future metal prices, foreign exchange rates, taxation rates, and discount rates in its life-of-mine plans and preparation of updated technical studies when relevant. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4 Results of discontinued operations

On October 15, 2019, the Company completed the sale of El Limon Mine, La Libertad Mine and other additional concessions in Nicaragua (collectively, the "Nicaraguan Group") to Calibre Mining Corp. ("Calibre") for consideration measured at $116 million (net of transaction costs). In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the Nicaraguan Group met the definition of a discontinued operation for the three months ended March 31, 2019. The results of the Nicaraguan Group for the restated comparative period have been presented as discontinued operations in the Condensed Interim Consolidated Statement of Operations and the Condensed Interim Consolidated Statement of Cash Flows. The following outlines the operating results of the Nicaraguan Group for the period:

For the three months ended March 31, 2019
$

Gold revenue	37,682

Cost of sales
Production costs	(33,665)
Depreciation and depletion	(6,759)
Royalties and production taxes	(1,502)
Total cost of sales	(41,926)

Gross loss	(4,244)

General and administrative	(992)
Share-based payments	(765)
Community relations	(409)
Foreign exchange losses	(297)
Other	(271)
Operating loss	(6,978)

Interest and financing expense	(329)
Other	(28)
Loss before taxes	(7,335)

Current income tax, withholding and other taxes expense	(1,612)
Deferred income tax recovery	225
Net loss from discontinued operations	(8,722)

5 Accounts receivable, prepaids and other

	March 31, 2020	December 31, 2019
	$	$

Due from associate	—	14,441
Supplier advances	9,304	13,768
Prepaid expenses	5,719	2,221
Other receivables	6,065	7,460
	21,088	37,890

During the quarter ended March 31, 2020, the Company agreed to extend the term of the deferred consideration due from its associate, Calibre, by six months to April 15, 2021. As a result of the extension, the amount due is now considered long-term and has been reclassified to Other Assets.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Inventories

	March 31, 2020	December 31, 2019
	$	$

Gold and silver bullion	45,614	46,484
In-process inventory	14,089	10,297
Ore stock-pile inventory	76,545	62,695
Materials and supplies	102,045	98,447
	238,293	217,923

Ore stock-pile inventory includes amounts for the Fekola Mine of $46 million (December 31, 2019 - $33 million), for the Otjikoto Mine of $29 million (December 31, 2019 – $28 million), and for the Masbate Mine of $1 million (December 31, 2019 - $2 million).

7 Mining interests

	March 31, 2020	December 31, 2019
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,404,542	1,322,865
Accumulated depreciation and depletion	(308,642)	(258,580)
	1,095,900	1,064,285
Masbate Mine, Philippines
Cost, net of impairment	826,684	815,418
Accumulated depreciation and depletion	(308,354)	(295,616)
	518,330	519,802
Otjikoto Mine, Namibia
Cost	639,055	638,664
Accumulated depreciation and depletion	(327,951)	(323,152)
	311,104	315,512

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	77,337	76,807
Anaconda Regional, Mali	30,010	27,139
Mocoa Royalty, Colombia	10,230	10,230
Ondundu, Namibia	9,961	9,778
Finland Properties, Finland	7,071	6,697
Other	16,241	14,321
	150,850	144,972
Corporate & other
Office, furniture and equipment, net	1,946	2,160
	2,078,130	2,046,731
Investments in joint ventures and associates (accounted for using the equity method)
Gramalote, Colombia, net of impairment	89,943	77,265
Calibre, Nicaragua	59,871	53,471
	149,814	130,736
	2,227,944	2,177,467

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Gramalote

During the three months ended March 31, 2020, the company spent $13 million of the $14 million sole fund amount required to increase its stake in the project to 50%. Following the expenditure of the sole fund amount, each partner to the joint arrangement will fund its share of expenditures pro rata.

Toega

During the year ended December 31, 2019, the Company signed a non-binding letter of intent for sale of the Toega project located in Burkina Faso. Subsequent to March 31, 2020, on April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega property. As a result, the carrying value of the Toega property of $23 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at March 31, 2020.

The purchase consideration, due 90% to B2Gold and 10% to GAMS, consists of: an initial non-refundable cash payment of $10 million; a further payment of $10 million in cash or shares due upon completion of a feasibility study within 2 years (at which time the permits comprising the Toega project will be transferred to West African); production payments of $25 million in the form of a 3% net smelter returns ("NSR") royalty on production from the Toega project area; and a further 0.5% NSR royalty (to commence after the 3% NSR outlined above has been fully paid) which is capped at 1.5 million ounces.

8 Other assets

	March 31, 2020	December 31, 2019
	$	$

Low-grade stockpile	25,561	24,153
Due from associate (Note 5)	14,092	—
Debt service reserve accounts (Note 9)	9,242	11,783
Reclamation deposits	6,923	6,653
Long-term investments	2,065	2,816
Loan receivable, including accrued interest	2,012	3,984
Other	263	226
	60,158	49,615

9 Long-term debt

	March 31, 2020	December 31, 2019
	$	$
Revolving credit facility:
Principal amount	175,000	200,000
Less: unamortized transaction costs	(7,150)	(7,713)
	167,850	192,287
Equipment loans and lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	38,456	43,061
Masbate equipment loan facility (net of unamortized transaction costs)	9,940	10,799
Otjikoto equipment loan facility (net of unamortized transaction costs)	—	5,973
Lease liabilities	8,763	9,731
	57,159	69,564

	225,009	261,851
Less: current portion	(22,033)	(26,030)
	202,976	235,821

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The changes in debt balances during the three months ended March 31, 2020 are as follows:

	Revolving credit facility	Equipment loans	Lease liabilities	Total
	$	$	$	$

Balance at December 31, 2019	192,287	59,833	9,731	261,851
Debt repayments	(25,000)	(10,796)	(829)	(36,625)
Foreign exchange gains	—	(864)	(313)	(1,177)
Non-cash interest and financing expense	563	223	174	960
Balance at March 31, 2020	167,850	48,396	8,763	225,009

Less current portion	—	(19,305)	(2,728)	(22,033)
	167,850	29,091	6,035	202,976

Revolving credit facility

On May 10, 2019, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks plus one new lender. The maximum available for drawdown under the facility was increased from $500 million to $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. The term of the RCF is four years, maturing on May 9, 2023.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2020, the Company was in compliance with these debt covenants.

As at March 31, 2020, the Company had drawn down $175 million under the $600 million RCF, leaving an undrawn and available balance of $425 million.

Subsequent to March 31, 2020, on April 8, 2020, the Company drew down an additional $250 million under the RCF.

Fekola equipment loan facility

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At March 31, 2020, the balance in the DSRA was Euro 8 million ($9 million equivalent).

Otjikoto equipment loan facility

The Otjikoto equipment loan facility was scheduled for repayment on or before December 31, 2023. During the three months ended March 31, 2020, the Company elected to voluntarily repay the remaining balance on the loan. On March 30, 2020, the Company repaid the Otjikoto equipment loan facility of $6 million.

10 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2020, the Company had 1,036,898,469 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

On March 23, 2020, the Company paid a dividend of $0.01 per share. The total dividend of $10 million was recognized in deficit in the Condensed Interim Consolidated Statement of Changes in Equity during the period.

For the three months ended March 31, 2020, share-based payments expense relating to the vesting of stock options, was $2 million (2019 - $3 million), net of $0 million (2019 - $1 million), capitalized to mining interests and $0 million (2019 - $1 million) included in the results of discontinued operations (Note 4). For the three months ended March 31, 2020, the

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Company issued 6 million shares for proceeds of $15 million upon the exercise of stock options. As at March 31, 2020, 30 million stock options were outstanding. Subsequent to March 31, 2020, the Company issued a further 2 million shares for proceeds of $4 million on the exercise of stock options.

For the three months ended March 31, 2020, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $2 million (2019 - $1 million). During the three months ended March 31, 2020, 2 million RSUs, were granted to employees of the Company. As at March 31, 2020, 6 million RSUs were outstanding. Subsequent to March 31, 2020, the Company issued a further 1 million shares on the vesting of RSUs.

For the three months ended March 31, 2020, share-based payments expense relating to the vesting of performance share units ("PSUs") was $0 million (2019 - $0 million). During the three months ended March 31, 2020, 2 million PSUs were issued to employees of the Company. As at March 31, 2020, 2 million PSUs were outstanding.

During the three months ended March 31, 2020, 316,000 deferred share units ("DSUs") were issued to Directors of the Company. As at March 31, 2020, 1,200,000 DSUs were outstanding.

Earnings per share

The following is the calculation of net income and diluted net income attributable to shareholders of the Company for the period:

	For the three months ended March 31, 2020	For the three months ended March 31, 2019

Net income from continuing operations	$83,008	$35,245
Non-controlling interests	(10,721)	(4,228)
Net income and diluted net income from continuing operations (attributable to shareholders of the Company)	$72,287	$31,017
Loss from discontinued operations attributable to shareholders of the Company	—	(8,722)
Net income and diluted net income (attributable to shareholders of the Company)	$72,287	$22,295

The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended March 31, 2020	For the three months ended March 31, 2019

Basic weighted average number of common shares outstanding (in thousands)	1,035,032	1,001,410

Effect of dilutive securities:
Stock options	10,922	13,411
Restricted share units	1,727	663
Performance share units	262	—
Diluted weighted average number of common shares outstanding (in thousands)	1,047,943	1,015,484

The following is the basic and diluted earnings per share:

	For the three months ended March 31, 2020	For the three months ended March 31, 2019

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.07	$0.03
Diluted	$0.07	$0.03

Earnings per share (attributable to shareholders of the Company)
Basic	$0.07	$0.02
Diluted	$0.07	$0.02

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11 Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2019	30,429	16,189	13,877	914	61,409
Share of net income (loss)	9,529	(449)	1,376	265	10,721
Interest on loan to non-controlling interest	(793)	—	—	—	(793)
Balance at March 31, 2020	39,165	15,740	15,253	1,179	71,337

12 Derivative Financial instruments

Fuel derivatives

During the three months ended March 31, 2020, the Company entered into additional forward contracts for the purchase of 26,141,000 litres of fuel oil and 22,426,000 litres of gas oil with settlements scheduled between May 2020 and April 2022. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at March 31, 2020:

	2020	2021	2022	Total
Forward – fuel oil:
Litres (thousands)	18,052	13,671	4,596	36,319
Average strike price	$0.28	$0.23	$0.26	$0.26

Forward – gas oil:
Litres (thousands)	21,846	13,593	3,937	39,376
Average strike price	$0.43	$0.33	$0.33	$0.39

Forward – diesel:
Litres (thousand)	1,155	—	—	1,155
Average strike price	$0.57	$—	$—	$0.57

Collars - fuel oil:
Litres (thousand)	15,245	11,055	—	26,300
Average ceiling price	$0.26	$0.26	$—	$0.26
Average floor price	$0.38	$0.39	$—	$0.38

Collars - gas oil:
Litres (thousand)	5,008	6,439	—	11,447
Average ceiling price	$0.40	$0.40	$—	$0.40
Average floor price	$0.57	$0.57	$—	$0.57

The unrealized fair value of these contracts at March 31, 2020 was $(11) million.

Subsequent to March 31, 2020, the Company entered into additional forward contracts for the purchase of 34,744,000 litres of fuel oil at an average strike price of $0.24 per litre, and 19,737,000 litres of gas oil at an average strike price of $0.32 per litre, with settlements scheduled between May 2020 and April 2022.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Interest Rate Swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at March 31, 2020 was $(3) million.

13 Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2020, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2020		As at December 31, 2019
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 8)	2,065	—	2,816	—
Long-term debt (Note 9)	—	(225,009)	—	(261,851)
Fuel derivative contracts (Note 12)	—	(10,588)	—	(1,292)
Interest rate swaps (Note 12)	—	(3,056)	—	(1,504)

The Company’s long-term investments consists of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's long-term debt, fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	$	$

Income from continuing operations before taxes	159,887	72,884
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	43,169	19,679

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	7,823	668
Non-deductible expenditures	7,759	6,862
Losses for which no tax benefit has been recorded	5,652	2,972
Benefit of optional tax deductions	(2,940)	(2,684)
Withholding tax	1,658	2,061
Change due to foreign exchange	14,980	8,081
Non-taxable portion of gains	(864)	—
Amounts over provided in prior years	(358)	—
Income tax expense	76,879	37,639

Current income tax, withholding and other taxes	63,470	25,569
Deferred income tax expense	13,409	12,070
Income tax expense	76,879	37,639

Included in current income tax expense for the three months ended March 31, 2020 is $10 million (2019 - $5 million) related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

The Gramalote Joint Venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Joint Venture’s tax treatment of certain items in the 2013 and 2014 income tax returns, resulting in assessments with additional income taxes and penalty fines. These assessments are currently being appealed by the Gramalote Joint Venture and the outcome of these appeals cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessments are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	$	$

Depreciation and depletion	70,612	60,631
Delivery into prepaid sales	—	(18,000)
Interest and financing expense	3,724	6,830
Share-based payments (Note 10)	3,647	3,982
Unrealized loss (gain) on derivative instruments	10,848	(5,444)
Deferred income tax expense (Note 14)	13,409	12,070
Share of income of associate	(6,400)	—
Other	8,689	(3,046)
	104,529	57,023

Changes in non-cash working capital:

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	$	$

Accounts receivable and prepaids	862	(6,434)
Value-added and other tax receivables	464	(2,341)
Inventories	(8,687)	1,054
Accounts payable and accrued liabilities	(3,266)	(9,520)
Current income and other taxes payable	42,370	12,134
	31,743	(5,107)

Other exploration and development:

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	$	$

Fekola Mine, exploration	(870)	(2,095)
Masbate Mine, exploration	(1,617)	(962)
Otjikoto Mine, exploration	(372)	(331)
Anaconda Regional, exploration	(2,854)	(238)
Toega Project, exploration	(680)	(471)
Kiaka Project, exploration	(495)	(480)
Ondundu Project, exploration	(183)	(207)
Finland Properties, exploration	(374)	(220)
Other	(1,919)	(1,617)
	(9,364)	(6,621)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Non-cash investing and financing activities:

	For the three months ended March 31, 2020	For the three months ended March 31, 2019
	$	$

Interest on loan to non-controlling interest	933	858
Share-based payments, capitalized to mineral property interests	158	480
Change in current liabilities relating to mineral property expenditures	1,080	(234)
Foreign exchange gain on Fekola equipment loan facility	864	1,170

For the three ended March 31, 2020, the Company paid $14 million of income taxes in cash (2019 - $7 million).

16 Segmented Information

The Company’s reportable operating segments for 2020 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Joint Venture and Calibre. The “Corporate and Other” segment includes corporate operations.

For 2019, prior to the sale to Calibre, the Company's interest in El Limon and La Libertad mines were accounted for as discontinued operations.

The Company’s segments are summarized in the following tables:

	For the three months ended March 31, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	239,626	74,414	66,258	—	—	380,298
Production costs	43,101	31,010	17,445	—	—	91,556
Depreciation & depletion	39,215	12,558	18,839	—	254	70,866
Net income (loss)	85,409	19,216	1,102	5,675	(28,394)	83,008
Capital expenditures	75,003	6,378	12,104	19,183	40	112,708
Total assets	1,317,874	655,297	444,917	327,067	71,274	2,816,429

	For the three months ended March 31, 2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	151,485	65,827	48,604	4,990	12,758	—	18,000	(37,682)	263,982
Intersegment gold revenue	—	—	—	9,983	9,951	—	(19,934)	—	—
Production costs	46,028	27,517	19,292	11,302	22,363	—	—	(33,665)	92,837
Depreciation & depletion	30,253	12,993	17,385	3,221	3,538	—	237	(6,759)	60,868
Net income (loss)	32,600	15,741	2,015	(2,396)	(6,279)	(510)	(14,648)	—	26,523
Capital expenditures	23,379	9,406	7,613	7,894	5,497	4,557	151	—	58,497
Total assets	1,196,468	532,486	429,417	94,567	56,453	232,686	50,937	—	2,593,014

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	March 31, 2020	December 31, 2019
	$	$
Mining interests
Mali	1,129,617	1,094,998
Philippines	518,330	519,802
Namibia	321,204	325,366
Colombia	100,173	87,495
Burkina Faso	79,624	79,087
Nicaragua	59,871	53,471
Finland	7,071	6,697
Canada	1,946	2,160
Other	10,108	8,391
	2,227,944	2,177,467

17 Commitments

As at March 31, 2020, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $24 million for mobile equipment, $11 million related to the solar plant, $2 million for the plant expansion, $1 million related to the tailings storage facility and $4 million related to other smaller projects, all of which is expected to be incurred in 2020.
•For payments of $1 million for fleet management systems at the Otjikoto Mine, all of which is expected to be incurred in 2020.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the three months ended March 31, 2020
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass / impairment reversal	Balance at Mar. 31, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals / write-offs	Balance at Mar. 31, 2020	Balance at Mar. 31, 2020	Balance at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,322,865	81,677	—	—	1,404,542	(258,580)	(50,062)	—	(308,642)	1,095,900	1,064,285
Masbate	815,418	11,380	(114)	—	826,684	(295,616)	(12,852)	114	(308,354)	518,330	519,802
Otjikoto	638,664	14,979	(14,588)	—	639,055	(323,152)	(19,362)	14,563	(327,951)	311,104	315,512
	2,776,947	108,036	(14,702)	—	2,870,281	(877,348)	(82,276)	14,677	(944,947)	1,925,334	1,899,599

Exploration & evaluation properties (non-depletable)
Kiaka	76,807	530	—	—	77,337	—	—	—	—	77,337	76,807
Anaconda Regional	27,139	2,871	—	—	30,010	—	—	—	—	30,010	27,139
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	9,778	183	—	—	9,961	—	—	—	—	9,961	9,778
Finland	6,697	374	—	—	7,071	—	—	—	—	7,071	6,697
Other	14,321	1,920	—	—	16,241	—	—	—	—	16,241	14,321
	144,972	5,878	—	—	150,850	—	—	—	—	150,850	144,972

Corporate
Office, furniture & equipment	4,971	40	—	—	5,011	(2,811)	(254)	—	(3,065)	1,946	2,160

	2,926,890	113,954	(14,702)	—	3,026,142	(880,159)	(82,530)	14,677	(948,012)	2,078,130	2,046,731

Investments in joint ventures (accounted for using the equity method)
Gramalote	77,265	12,678	—	—	89,943	—	—	—	—	89,943	77,265
Calibre	53,471	6,400	—	—	59,871	—	—	—	—	59,871	53,471
	130,736	19,078	—	—	149,814	—	—	—	—	149,814	130,736

	3,057,626	133,032	(14,702)	—	3,175,956	(880,159)	(82,530)	14,677	(948,012)	2,227,944	2,177,467

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the year ended December 31, 2019
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs	Reclass / impairment reversal	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2019	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	156,894	(2,520)	—	1,322,865	(144,335)	(115,676)	1,431	(258,580)	1,064,285	1,024,156
Masbate	681,509	40,867	(7,435)	100,477	815,418	(248,021)	(51,859)	4,264	(295,616)	519,802	433,488
Otjikoto	575,127	64,266	(729)	—	638,664	(238,579)	(85,288)	715	(323,152)	315,512	336,548
Limon	217,263	35,099	(252,362)	—	—	(149,541)	(10,608)	160,149	—	—	67,722
Libertad	315,569	20,721	(336,290)	—	—	(295,715)	(5,712)	301,427	—	—	19,854
	2,957,959	317,847	(599,336)	100,477	2,776,947	(1,076,191)	(269,143)	467,986	(877,348)	1,899,599	1,881,768

Exploration & evaluation properties (non-depletable)
Kiaka	73,173	3,634	—	—	76,807	—	—	—	—	76,807	73,173
Anaconda Regional	21,903	5,236	—	—	27,139	—	—	—	—	27,139	21,903
Toega	19,581	2,440	—	(22,021)	—	—	—	—	—	—	19,581
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	8,273	1,505	—	—	9,778	—	—	—	—	9,778	8,273
Finland	5,947	750	—	—	6,697	—	—	—	—	6,697	5,947
Other	13,542	8,557	(7,778)	—	14,321	—	—	—	—	14,321	13,542
	152,649	22,122	(7,778)	(22,021)	144,972	—	—	—	—	144,972	152,649

Corporate
Office, furniture & equipment	2,518	2,453	—	—	4,971	(1,838)	(973)	—	(2,811)	2,160	680

	3,113,126	342,422	(607,114)	78,456	2,926,890	(1,078,029)	(270,116)	467,986	(880,159)	2,046,731	2,035,097

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	72,078	5,187	—	—	77,265	—	—	—	—	77,265	72,078
Calibre	—	51,050	—	2,421	53,471	—	—	—	—	53,471	—
	72,078	56,237	—	2,421	130,736	—	—	—	—	130,736	72,078

	3,185,204	398,659	(607,114)	80,877	3,057,626	(1,078,029)	(270,116)	467,986	(880,159)	2,177,467	2,107,175